September 20, 2006

via edgar

Mr. John D. Reynolds

Assistant Director

Office of Emerging Growth Companies

Division of Corporation Finance

Mail Stop 3561

United States Securities and Exchange commission

Washington, DC  20549

Re:

Cord Blood America, Inc.

Form SB-2

Registrant’s August 17, 2006 Supplemental Response to the

Staff’s August 14, 2006 Comment Letter

on Amendment 1 filed July 14, 2006

File No. 333-131819

Dear Mr. Reynolds:

At the request of the Securities and Exchange Commission we are providing this letter in response to certain comments made in the Commission’s letter dated September 1, 2006 regarding Registration Statement on Form SB-2, File No. 333-131819.

COMMENT 1.

We note your response to comment number one of our letter dated August 14, 2006. However, we continue to believe that given the nature and size of the transaction being registered, we do not believe it is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i) of Regulation C of the Securities Act.

RESPONSE:

The Company has reduced the number of shares being registered underlying the convertible debentures to 19,865,504, which represents 49% of the Company’s current number of issued and outstanding shares of common stock.

Cornell Capital, to the extent it acquires shares at all, will hold a significant portion of them for many months before they are distributed to public investors. This effect is amplified by the cap on ownership at 4.99%. As discussed in the registration statement, the Convertible Debentures contain a restriction that does not allow the holder to convert under the debentures, if giving effect to the conversion, it would cause the aggregate number of shares beneficially held by the holder and its affiliates to exceed 4.99%. In stark contrast, in a tradition underwriting or primary offering the holding period is generally less than a week. The amount of shares involved factor acts in concert with holding period length to encompass the concept of rapidity with which new shares become part of the public float. Here, interaction of the cap, the terms of conversion, and market liquidity conditions work to, in practice, make that speed significantly more deliberate than in the case of a primary underwritten offering where a large block of shares hits the market immediately.

Mr. John D. Reynolds
September 20, 2006

As stated in our prior letter dated August 17, 2006, as holder of the Company’s convertible, debt, Cornell’s relationship with the Company with respect to such debt is merely as a creditor of the Company and, therefore, the Company is not controlled by Cornell within the meaning of the definition of “subsidiary” in Rule 405. As a result, the Company is eligible to file a shelf registration statement to cover the resale of the shares of common stock held by Cornell.

As the holder of the Company’s convertible debt, Cornell has no rights as a stockholder. We note further that the debt instruments do not provide Cornell with any control over the business or affairs of the Company. Moreover, the debt instruments do not limit the ability of the Company to transact business, or otherwise require Cornell to consent to the Company’s conduct of business in the ordinary course.

As stated previously, despite the number of shares being registered on behalf of Cornell, based on the nature of the transaction, the Company believes that the offering covered by this Registration Statement is a secondary offering. In telephone interpretation D-29 that describes the importance of identifying whether “a purported secondary offering is really a primary offering” and, therefore, “the selling shareholders are and should be treated as underwriters selling on behalf of an issuer,” it is suggested that consideration be given to:

•

How long the selling security holder has held the shares;

•

The circumstances under which the securities were acquired;

•

The relationship between the selling security holder and the issuer;

•

The amount of the securities involved;

•

Whether the selling security holder is in the business of underwriting securities; and

•

Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

We believe that a fair consideration of these factors will lead to the conclusion that Cornell Capital, a selling security holder named in this Registration Statement, is not an underwriter acting on behalf of the Company, the issuer. We also note that Cornell Capital’s investment was made a number of months ago in good faith and in strict accordance with the guidance that was then prevailing.

Cornell agreed to acquire the securities on September 9, 2005 subject only to conditions outside its control and has held the securities acquired on September 9, 2005 and December 28, 2005 since those times. It invested in the Company at a time when the Company needed a significant cash infusion for operating capital. Prior to the completion of the transaction, there was no relationship between Cornell Capital and the Company. Cornell Capital has advised the Company that it is regularly engaged as an investor in purchasing securities of the type involved here in similar transactions and that it is not a broker-dealer or involved in the business of underwriting securities.

Mr. John D. Reynolds
September 20, 2006

In American Council of Life Insurance (available June 10, 1983), the staff rejected the “presumptive underwriter” doctrine, at least in the case of an institutional investor purchasing in the ordinary course of its investment activities without arrangements for a redistribution. As discussed above, Cornell is in institutional investor and it purchased the Company’s convertible debentures in its ordinary course of investment activities. Cornell also had not made arrangements for a redistribution. We believe that there are parallels with American Council of Life Insurance that suggest that the Staff should not treat Cornell as an underwriter here, but rather as a selling stockholder under a secondary shelf registration statement.

COMMENT 2.

We note the amendment to the Securities Purchase Agreement and related agreements on June 27, 2006. In light of the amendment, please explain how the transaction was a completed private placement. We may have further comment.

RESPONSE:

On June 27, 2006, the Company and Cornell Capital Partners, LP entered into a Letter Agreement whereby Cornell Capital merely agreed to extend the time for the Company to comply with its obligations under the Securities Purchase Agreement, dated September 9, 2005 and the Investor Registration Rights Agreement, dated September 9, 2005, with respect to increasing the number of shares of its authorized common stock and having the registration statement declared effective by the Commission. The Company agreed to waive the conversion restriction that prohibited Cornell Capital from converting any amounts under the convertible debentures before September 9, 2006, which waiver was pursuant to the terms of the debenture itself. In light of these facts, the Company considers this agreement an extension of time not an amendment of the Company’s or Cornell’s obligations under the Securities Purchase Agreement and Investor Registration Rights Agreement.

Sincerely,

/s/ RONALD S. HALIGMAN
Ronald S. Haligman, Esq.